Exhibit 99.1

Bragg Strengthens Executive Team for Enhanced Content Strategy, North American Growth, and AI-First Transformation

Toronto, March 3, 2026 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”), a leading iGaming content and platform technology solutions provider, is pleased to announce the appointment of Morten Tonnesen as its new Chief Operating Officer and the promotion of Garrick Morris to the position of Executive Vice President of Global Content, U.S. & Canada.

These immediate management changes emphasize Bragg's strategic focus on aggressively scaling and expanding the high-margin content business globally, especially throughout the U.S. and Canada. This global content business demonstrated significant growth, increasing by 76% in Q4-2025 compared to Q4-2024 and achieving 69% growth for the full year 2025 compared to 2024. This growth is supported by the acceleration of the "Bragg AI Brain" initiative and the company's future presence in key emerging markets, such as Historical and Live Racing and Prediction markets. The organizational realignment represents the necessary final steps following the structural cost changes announced in January 2026.

Matevž Mazij, CEO of Bragg Gaming Group, commented: “I’m thrilled to welcome Morten to Bragg and congratulate Garrick on his promotion. Both leaders are highly qualified, bringing extensive iGaming expertise that will be vital as we embark on our next chapter: becoming a global B2B leader in Content, Engagement, and Infrastructure and what we believe will be iGaming’s 'AI-First' company. Our cutting-edge tech stack has moved beyond the investment phase and is now a proven cash generator engineered for horizontal scaling.

We believe their contributions will strengthen our ability to deliver operational leverage, meet our goals to streamline internal processes, enhance overall efficiency across our organization, and advance us further along the path toward EBITDA growth and net profitability. Importantly, with Morten streamlining operations and Garrick focused on U.S. and Global content expansion, we also believe that we are uniquely positioned to provide the robust iGaming ecosystems required by leading players in the evolving Historical and Live Racing and Prediction markets. We believe Bragg will stand out as the sole B2B provider operating at the convergence of iGaming, Sports, and Predictions.”

As Chief Operating Officer, Mr. Tonnesen's mandate includes driving operational leverage and implementing Bragg's ambitious artificial intelligence ("AI") transformation. The goal of this transformation is to establish Bragg as an AI-First company by 2027. This transition is supported by specific 2027 objectives: ensuring AI-Enhanced Products are standard in over 90% of new launches and integrating AI into more than three-quarters of Bragg's operational workflows.

Mr. Tonnesen brings over 17 years of progressive leadership experience in the iGaming, sports betting and technology sectors. He is recognized for his expertise in scaling complex businesses, driving cost efficiencies and operational excellence, and successfully executing high-impact initiatives to expand into new markets and achieve profitable growth. Before joining Bragg, Mr. Tonnesen served as Chief Growth Officer at Xtremepush, a leading provider of AI-powered CRM and loyalty marketing. Prior to his role at Xtremepush, which he joined in 2024, he was Chief Commercial Officer at Shape Games, an award-winning digital B2B platform and service provider for the iGaming industry, which was subsequently sold to Kambi. Earlier in his career, he co-founded and successfully exited the sports betting operator BetWarrior, now a major player in LatAm. He also spent six years in various roles at PokerStars. Mr. Tonnesen holds a Bachelor of Science in General Economics and a Master of Science in Strategy, Management, and Organisation from Copenhagen Business School.

Mr. Tonnesen stated: "It has been captivating to watch the scale, scope and speed with which Bragg is already building the Bragg AI Brain and, thereby, transforming itself into an AI-first company. With Bragg navigating a combination of increasingly complex regulatory compliance requirements and recent tax headwinds in the Netherlands and other regions, exciting new emerging market opportunities in the U.S. and elsewhere, and potential consolidation in the overall global iGaming and Prediction markets, my near-term focus will be squarely on helping steer the Bragg AI Brain toward protecting the Company’s cash runway and driving its EBITDA growth."

Mr. Morris first joined Bragg as Senior Vice President Commercial for the U.S. & Canada in 2024. In an iGaming management career spanning more than 15 years, before joining Bragg, he served as Chief Operating Officer at Digital Gaming Corporation, Operations Manager at Microgaming, and IT Platforms Manager at Derivco. Mr. Morris has a Bachelor of Economics from Stellenbosch University.

Mr. Morris commented: “Since I first joined Bragg in May 2024, we have significantly expanded our U.S. content footprint through the launch of our newest games, Remote Gaming Server technology, and Player Account Management platform. I look forward to working with the team to help further accelerate growth, including via our planned strategic entrance into the Historical and Live Racing, and Prediction markets segments, with the aim of enhancing value for our shareholders.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a leading iGaming content and platform technology solutions provider serving online casino, sports betting and lottery operators with its proprietary, exclusive and aggregated casino games content, and its cutting-edge player account management (“PAM”) and player engagement technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected casino games studio partners under the Powered by Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iGaming brands and is supported by expert in-house managed, operational, and marketing services. Online casino games and products delivered via the Bragg HUB, either exclusively or from Bragg's extensive aggregated casino games portfolio, is managed from a single back-office, with a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iGaming markets globally, including in the U.S., Canada, LatAm and Europe.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to the contributions of Messrs. Tonnesen and Morris, and the impact of their appointments on the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity, the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business, meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; ; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to our technology network including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

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Stephen Kilmer

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